UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   636375 10 7
                                 (CUSIP Number)

                                  One Clark LLC
                                 Mark Goldwasser
                                  120 Broadway
                               New York, NY 10271
                                 (212) 417-8000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 15, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP NO. 636375 10 7
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    One Clark LLC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
    (a) [_]
    (b) [X]*
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
    ITEMS 2(d) or 2(e)
    [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                               753,760**
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                0
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                  753,760**
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     753,760**

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.0%***

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     OO

--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 753,760 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"). *** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (Amendment No. 7)

CUSIP NO. 636375 10 7
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark Goldwasser
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
    (a) [_]
    (b) [X]*

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    AF

--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
    ITEMS 2(d) or 2(e)
    [X]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

--------------------------------------------------------------------------------
                           7)   SOLE VOTING POWER
NUMBER OF                               428,686**
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)   SHARED VOTING POWER
OWNED BY                                753,760***
EACH              --------------------------------------------------------------
REPORTING                  9)   SOLE DISPOSITIVE POWER
PERSON                                  428,686**
WITH              --------------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                        753,760***
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,182,446***

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.1%***

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN

--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 367,000 shares of vested unexercised stock options and 15,386 warrants.
*** This amount includes 753,760 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"). **** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (Amendment No. 7)

Item 1.  Security and Issuer.

      This Amendment No. 7 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of National Holdings Corporation, a Delaware corporation (the "Company" or the "Issuer") and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC; and (ii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

      On March 15, 2006, the Company filed a Certificate of Amendment (the "Amendment") to the Company's Certificate of Designation of the Series A Convertible Preferred Stock (the "Series A Preferred Stock") decreasing the conversion price of the Series A Preferred Stock to $1.25 per share from $1.50 per share.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 5,064,878 shares of Common Stock outstanding as of February 6, 2006. One Clark LLC is the beneficial owner of 753,760 shares of Common Stock (reflecting 753,760 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock, as result of the decrease in the conversion price of the Series A Preferred Stock pursuant to the Amendment), which represents 13.0% of the outstanding shares of Common Stock.

Mark Goldwasser is the direct owner of 428,686 shares of Common Stock. Such amount includes 367,000 shares issuable upon exercise of fully-vested stock options, 15,386 shares issuable upon exercise of warrants and 46,300 shares of Common Stock. Also, because Mr. Goldwasser is the Manager and a member of One Clark LLC, Mr. Goldwasser may be deemed to own beneficially the 753,760 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by One Clark LLC.

(b) One Clark LLC has the power to direct the vote of 753,760 shares of Common Stock and the power to direct the disposition of 753,760 shares of Common Stock. By virtue of his relationships with One Clark LLC, Mark Goldwasser may also be deemed to have the power to direct the vote of 753,760 shares of Common Stock and the power to direct the disposition of 753,760 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2006

ONE CLARK LLC

By: /s/ Mark Goldwasser
    -------------------
Name:   Mark Goldwasser
Title:  Manager

/s/ Mark Goldwasser
-------------------
Mark Goldwasser

                                    Exhibit 1

                             Joint Filing Statement
                     Statement Pursuant to Rule 13d-1(k)(1)

      The undersigned hereby consent and agree to file a joint statement on
Schedule 13D/A under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of National Holdings Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13D/A, thereby incorporating the same into such Schedule 13D/A.

Dated:  March 17, 2006

ONE CLARK LLC

By: /s/ Mark Goldwasser
    -------------------
Name:   Mark Goldwasser
Title:  Manager

/s/ Mark Goldwasser
-------------------
Mark Goldwasser